FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

<u>No.</u>	<u>Document</u>
1.	Press Release dated January 24, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2002

RESEARCH IN MOTION LIMITED

By: /s/ Jim Balsillie
Jim Balsillie
Chairman & Co-CEO

DOCUMENT 1

January 24, 2002

FOR IMMEDIATE RELEASE

NEXTEL, RIM AND MOTOROLA AGREE TO PRODUCE VOICE-ENABLED HANDHELD

New Wireless Handheld will Combine the Power of BlackBerry with Nextel's Voice and Packet Data Network

RESTON, VA, WATERLOO, ON and SCHAUMBURG, IL – Nextel Communications, Inc. (NASDAQ: NXTL), Research In Motion Limited (RIM) (NASDAQ: RIMM; TSE: RIM), and Motorola, Inc. (NYSE: MOT) today announced an agreement to develop a new Nextel/BlackBerry™ handheld with both voice and data capabilities. This Personal Data Assistant (PDA) style form factor handheld will operate on Nextel's national network using Motorola's iDEN® integrated digital wireless network technology.

To facilitate this effort, Motorola and RIM have signed a licensing agreement allowing specific iDEN and RIM technologies to be incorporated into certain devices from each company.

RIM's award-winning BlackBerry wireless email solution will be integrated with Nextel's digital cellular, Nextel Direct Connect® digital two-way radio service, text and numeric paging, and Nextel Wireless Web online services, which were recently rated number one by Cahner's In-Stat/MDR in customer satisfaction. The device will also support Java™ 2 Micro Edition (J2ME™) applications.

"The combined Nextel/BlackBerry device will provide an additional platform on which businesses can create meaningful and cost effective applications for their mobile employees," said Tim Donahue, Nextel's president and chief executive officer. "The wireless email capabilities of this exclusive device will complement our Direct Connect and packet data services, and serve as a powerful new business tool for our customers."

"RIM and Nextel have both developed unique wireless solutions for corporate customers," said Mike Lazaridis, president and co-CEO at Research In Motion. "This new integrated offering, together with our mutual commitment to Java-based wireless applications, will provide an innovative and attractive proposition for our business customers and development community."

"Motorola's iDEN technology gives Nextel the power to offer wireless voice, data and application services in a single device," said Bill Werner, corporate vice president of Motorola and general manager of the iDEN Subscriber Group. "Our agreement with RIM will allow Nextel to leverage the advanced capabilities of their nationwide iDEN network to offer customers the choice of a messaging centric device in addition to an existing array of voice centric Java-enabled handsets."

More than 13,000 organizations across North America already use BlackBerry to provide wireless email capabilities through an "always-on" connection, and RIM recently began marketing BlackBerry to customers in Europe. The Nextel/ BlackBerry offering will include advanced Java™-based wireless handhelds, desktop tools, enterprise server software, and end-to-end security. It will also operate fully on the Nextel National Network, the largest guaranteed all-digital wireless network in the country covering thousands of communities across the United States.

RIM and Nextel have signed a multi-year supply agreement for BlackBerry Wireless Handhelds with associated software and service. The new Nextel/ BlackBerry product is scheduled for release sometime in the fourth quarter of this year. Further details of the agreement were not disclosed.

Nextel leads the industry in providing business customers with wireless data solutions that increase the productivity of the mobile workforce. Customers within key vertical industry segments such as financial and information services, manufacturing and distribution, and many others will find the unique combination of native J2ME support, data security, messaging, and application management services a powerful platform for mobilizing corporate data and applications residing behind company firewalls.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

About Nextel

Nextel Communications, Inc., based in Reston, Va., is a leading provider of fully integrated wireless communications services and has built the largest guaranteed all-digital wireless network in the country covering thousands of communities across the United States. Nextel and Nextel Partners Inc., currently serve 195 of the top 200 U.S. markets. Through recent market launches, Nextel and Nextel Partners service is available today in areas of the U.S. where approximately 230 million people live or work. In addition, through NII Holdings, Inc., wireless services are provided outside of Nextel's domestic markets, primarily in selected Latin American markets. For more information visit www.nextel.com.

About Motorola

Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 2001 were $30 billion. Today, more than 10 million iDEN handsets are in service in North America. iDEN handsets combine the capabilities of a digital wireless phone with "always on" Internet access, text pager, and two-way radio to enable users to instantly communicate with one or hundreds of individuals at the push of a button. For further information, visit www.motorola.com/iden.

-30-

Media Contacts:

Chris Grandis
Nextel Communications
248-893-8682
Christoper.Grandis@Nextel.com

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

David Kurt, Motorola
847-538-3113
david.kurt@motorola.com

Investor Relations Contacts:

Paul Blalock
Nextel Communications
703-433-4300
Paul.Blalock@Nextel.com

RIM Investor Relations
519.888.7465
investor_relations@rim.net

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. *A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters and subject areas. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from current expectations regarding the relevant matter or subject area. Such risks and uncertainties include the successful performance of new technologies and devices, timely development and delivery of these new technologies and devices, economic conditions in currently existing and targeted markets, competitive conditions, market acceptance of these services and devices, technological changes, access to sufficient capital to meet operating and financing needs and those that are described from time to time in reports filed with the SEC by Research In Motion Limited, Nextel and Motorola, including each of their annual reports on Form 10-K and their subsequent quarterly filings on Form 10-Q. This press release speaks only as of its date, and Nextel, Research In Motion Limited and Motorola each expressly disclaims any duty to update the information herein.*